Exhibit 3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed balance sheet combines the consolidated historical balance sheets of Futuremedia Plc (“Futuremedia”), Lexon Inc. (the ultimate holding company of Executive Business Channel Limited, referred to in this document as “EBC”), and Bingham and Bingham Limited (the holding company of Button Group Plc, referred to in this document as “Button”) as of October 31, 2005, giving effect to the acquisitions as if they had been completed on October 31, 2005. The following unaudited consolidated statements of operations for the year ended April 31, 2005, and the six months ended October 31, 2005 combine the consolidated operations for Futuremedia, EBC and Button, giving effect to the Acquisitions as if they had been completed on May1, 2004, 2005. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Acquisitions, are factually supportable and are expected to have a continuing impact on the combined results.

The following information is provided to aid analysis of the financial aspects of the acquisitions. The pro forma information has been derived for the year ended April 30, 2005 from the audited financial accounts of Futuremedia for the year ended April 30, 2005, the audited financial accounts of EBC and Button for the years ended December 31, 2004 and 2005. The Pro forma information for the period ended October 31, 2005 has been derived from the unaudited financial statements of Futuremedia for the period ended October 31, 2005, and the audited financial statements of EBC and Button for the year to December 31, 2005. The information should be read together with the unaudited financial statements of Futuremedia for the six months ended October 31, 2005, together with the financial statements and related notes for EBC and Button for the year ended December 31, 2005.

The unaudited pro forma information is for illustrative purposes only. The financial results may have been different had the companies always been combined. The unaudited pro forma condensed consolidated financial information should not be relied on as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined companies will achieve. Futuremedia, EBC and Button have not had any historical relationships prior to the acquisitions. Accordingly, no pro forma adjustments were required to eliminate activities among the companies.

On April 26, 2006 the Company acquired the whole of the outstanding equity of EBC.

Under the terms of the agreement, Futuremedia acquired EBC for GBP 4.45 million, consisting of a combination of cash (GBP 3.75 million or $6.675 million) and Futuremedia shares (valued at GBP 700,000 or $1.25 million and consisting of 4.8 million Ordinary Shares). The cash portion of the purchase price was financed by a funding arrangement between Futuremedia and Cornell Capital Partners, LP, TAIB Bank B.S.C. and Certain Wealth, Ltd. in the form of an initial GBP1.4 million ($2.5 million) and a subsequent GBP4.0 million ($7.5 million) loan convertible (subject to certain terms and conditions) into Ordinary Shares of Futuremedia. The loans may be converted from time to time at the investors’ option (subject to certain restrictions and limitations on the amount of shares converted) and must be entirely converted by maturity. The conversion rate is based on the lesser of $0.34 or 95% of the average of the three lowest volume weighted average prices during the 30 trading days immediately preceding the time of conversion. The loan is secured by the assets of Futuremedia and has a term of three years and bears interest initially at an annual rate of 10% (reducing to 9% in year two and 7% in year three).

In connection with the investment, the Company issued to Cornell 562,500 Ordinary Shares at nominal value, warrants to purchase 4,000,000 Ordinary Shares with an exercise price of $0.20 per share and warrants to purchase an additional 750,000 Ordinary Shares with an exercise price of $0.70 per share. Cornell also received a commitment fee of $562,500. Cornell also agreed to extend the deadlines relating to the Company’s obligations to put in place an effective registration statement with the SEC in connection with the December 2005 $2.5 million financing to enable the Company a reasonable period of time to complete audits of the financial statements of EBC and Button.

The acquisition has been accounted for by the purchase method. The total value of the acquisition, including those elements listed above, together with other legal and accounting costs amounted to GBP5.4 million. The net assets of EBC were GBP0.3 million at the time of acquisition, and the excess of purchase price over net asset value amounting to £5.1 million is included in non-current assets in the consolidated balance sheet pending the completion of the purchase price allocation.

On May 26, 2006, the company completed the acquisition of Button for a purchase price of GBP5.3 million ($9.9 million). The purchase price comprised GBP 3.0 million gross ($5.6 million), GBP2.9 million net in ordinary shares of Futuremedia, issued at the closing share price on May 25th 2006, and GBP2.3 million ($4.3 million) in cash. Button is a UK brand communications company serving clients worldwide and is headquartered in London with offices in Los Angeles and Cannes.

The acquisition has been accounted for by the purchase method. The total value of the acquisition, including those elements listed above, together with other legal and accounting costs amounted to GBP5.4 million. Completion accounts at the point of acquisition are not yet available, consequently, the whole of the purchase price is included in non-current assets in the consolidated balance sheet pending the completion of the final accounts, and the subsequent purchase price allocation.

In order to fund the acquisition of Button, Futuremedia completed a private placement of Ordinary Shares for subscriptions totaling approximately GBP2.3 million ($4.3 million) gross, GBP2.1 million net of expenses.

Of the GBP2.3 million private placement, approximately GBP1.9 million ($3.5 million) was invested by Le Shark Limited, a UK-based investor, at the price of $0.20 per share for a total of 17,750,000 Ordinary Shares. Company Directors Jan Vandamme, Leonard M. Fertig, Mick Pilsworth and Michiel Steel also each invested GBP27,000 ($50,000) in Ordinary Shares of the Company, at a price calculated by reference to the average closing price of the Company’s ADSs for the 20 business days prior to April 21, 2006, representing approximately $0.255 per share, for a total of 783,700 Ordinary Shares.

In addition, approximately GBP307,000 ($565,000) was invested by Spintop Venture Holdings Limited, a British Virgin Islands based investment group, and approximately GBP27,000 ($50,000) was be invested by a private European investor, both at a price of $0.20 per share, representing 3,075,000 Ordinary Shares.

Futuremedia Plc Pro Forma Income statement for the twelve months ended April 30, 2005

	Futuremedia	EBC	Button	Pro forma		Futuremedia
	Plc			adjustments		Consolidated

	GBP000's	GBP000's	GBP000's	GBP000's		GBP000's

Revenues	15,651	2,136	6,363			24,150

Cost of revenues	14,410	88	3,829			18,326

Gross profit	1,241	2,048	2,534			5,824

Total operating expenses	5,003	1,626	2,984			9,614

Operating (loss)/profit	(3,762)	421	(450)			(3,790)

Net Interest (expense)/income	109	7	(75)	(856)	1	(815)

Profit on disposal of equity investment	54	0	0			54

Corporation tax	0	(132)	(13)			(145)
Share of loss from equity investment including goodwill impairment	(359)	0	0			(359)

Net loss	(3,958)	296	(538)	(856)		(5,055)

Net (loss)/profit per share	(4.47)p	6.21p	(1.20)p			(3.04)p

Weighted average shares outstanding	88,559,951	4776442	44785435			138,121,828

Futuremedia Plc Pro Forma Income statement for the six months ended October 31, 2005

	Futuremedia	EBC	Button	Pro forma		Futuremedia
	Plc			adjustments		Consolidated

	GBP000's	GBP000's	GBP000's	GBP000's		GBP000's

Revenues	9,925	1,046	4,344			15,314

Cost of revenues	8,075	50	3,092			11,217

Gross profit	1,850	996	1,252			4,098

Total operating expenses	3,970	813	1,494			6,276

Operating loss	(2,120)	184	(242)			(2,178)

Net Interest (expense)/income	(295)	4	(52)	(428)	1	(771)

Profit on disposal of equity investment	-	0	-

Corporation tax	0	(57)	(4)			(61)
Share of loss from equity investment including goodwill impairment	-	-				0

Net loss	(2,415)	131	(298)	(428)		(3,010)

Net (loss)/profit per share	(2.62)p	3.66p	(0.88)p			(2.16)p

Weighted average shares outstanding	92059532	4776442	44785435			141621409

Futuremedia Plc Pro Forma Balance sheet as at October 31, 2005

	Futuremedia	EBC	Button	Pro Forma		Futuremedia
	Plc			Adjustments		Consolidated

	GBP000's	GBP000's	GBP000's	GBP000's		GBP000's
ASSETS

Current assets
Cash and cash equivalents	1,527	363	572	882	2	3,344
Accounts receivable	638	409	1,365	0		2,412
Amounts recoverable on contracts				0		0
Amounts recoverable from vendors				0		0
Other debtors		48	328	0		376
Directors current account			199	0		199
Receivable from stock subscription				0		0
Other current assets	3,012			0		3,012
Inventories – finished goods	711	10	324	0		1,045
Prepaid expenses and accrued income		63	1,886	0		1,949
Deferred taxation		3		0		3

Total current assets	5,888	896	4,674	882		12,340

Investments in subsidiaries				0		0

Fixed assets
Property and equipment				0		0
Audio visual and computer equipment	874	94		0		968
Office equipment	71			0		71
Property improvements, fixtures and fittings	96	98		0		194
Plant and machinery		36	362	0		398

Cost	1,041	228	362	0		1,631
Accumulated depreciation	(696)	(195)	(193)	0		(1,084)

Net book value	345	33	169	0		547

Other assets
Non current assets				12,115	3	12,115
Goodwill	83	225		0		308
Intangible assets	674			0		674

TOTAL ASSETS	6,990	1,154	4,843	12,997		25,984

Futuremedia Plc Pro Forma Balance sheet as at October 31, 2005

	Futuremedia	EBC	Button	Pro Forma		Futuremedia
	Plc			Adjustments		Consolidated

	GBP000's	GBP000's	GBP000's	GBP000's		GBP000's
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Deferred revenues from HCI activities	3,706			0		3,706
Other fees received in advance	108			0		108
Accounts payable	2,934	77	837	0		3,848
Other taxes and social security costs	444	254	933	0		1,631
Other accounts payable	104	47	145	0		296
Accrual for NI costs on stock options	34			0		34
Accrual for sales commissions	69			0		69
Other accrued expenses	958	165	3,421	0		4,544
Bank loans and overdrafts			1,354	0		1,354

Total current liabilities	8,357	543	6,690	0		15,590

Amounts falling due after more than one year			87			87

Convertible debentures, debt and convertible term liability face value $14.0m	1,337			5,618	4	6,955

Stockholders’ (deficit)/equity
Ordinary shares Issued and outstanding	1,027	1	100	476	5	1,604

Additional paid-in capital	20,581		203	5,222	5	26,006

Receivable from stock subscription	(18)			0		(18)

Accumulated deficit	(24,146)	610	(2,237)	1,681	6	(24,092)

Other comprehensive loss-cumulative
translation adjustment	(148)			0		(148)

Total stockholders’ deficit	(2,704)	611	(1,934)	7,379		3,352

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	6,990	1,154	4,843	12,997		25,984

Notes to the Pro Forma Income Statement and Balance Sheet

1
For the year ended April 30, 2005, and for the six months ended October 31, 2005, an adjustment has been made to the income statement in respect of interest charges due on the convertible debt , and for the charge arising representing the beneficial adjustment resulting from accounting for the embedded derivatives therein.

Interest is chargeable at the rate of 10% per annum, and therefore gives rise to a charge of GBP564,000 in the year to April 30, 2005, and GBP282,000 in the six month period period to October 31, 2005.

The convertible elements of the GBP5.4 million ($10.0 million) convertible loans were each subjected to a fair value assessment using Black Scholes methodology, giving rise to beneficial conversion adjustments totalling approximately GBP878,000 ($1,612,000). Each loan is repayable after three years. The GBP878,000 adjustment is therefore being written off over the three year period, giving rise to non-cash charges of GBP292,000 in the twelve months to April 30, 2006, and GBP146,000 in the six month period ended October 31, 2005.

2
The cash adjustment of GBP882,000 represents the net of proceeds from the financing operations including the convertible loans and private fundings totalling GBP7.7 million, offset by cash expenditure associated with the acquisitions of GBP6.9 million.

3
The GBP12.1 million ($22.3 million) adjustment appearing in non-current assets represents the excess purchase price over net assets/liabilities paid for the two acquisitions, of GBP5.1 million and GBP7.0 million for EBC and Button respectively. This is a temporary treatment pending the finalisation of the financial accounts for Button at the time of acquisition, and the completion of purchase price allocation in respect of both acquisitions. It is anticipated, since both acquisitions were made on the basis of ongoing business, and not for their net asset values, that the excess price will be treated as goodwill in the books of Futuremedia.

4
The GBP5.6 million adjustment for Convertible debt and convertible term liability represents the face value of the two Convertible loan arrangements entered into to fund the EBC acquisition. The elements are:

£000

Loan	4,740
Convertible term liability	878

Total	5,618

5
The adjustments of GBP476,000 and GBP5,222,000 appearing as Ordinary shares issued and Additional paid in capital respectively represent the net values arising from the issuance of shares pursuant to the private placements amounting to GBP2.3 million gross, GBP2,120,000 net of expenditures and the issuance of shares in respect of the acquisitions of EBC and Button totalling GBP3,882,000 net of expenditures, together with a consolidation adjustment to eliminate the share capital and premium appearing in the books of EBC and Button at the balance sheet date amounting to (GBP304,000).

6
The GBP1,681,000 adjustment to the accumulated deficit arises from the consolidation adjustment to eliminate the historical losses carried forwarding the books of EBC and Button prior to their acquisition.